SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                Commission File Number   0-23111
                                                                      ----------
                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR
For period ended September 30, 2001
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[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
    For the transition period ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant A NOVO BROADBAND, INC.
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Former Name if Applicable CABLE LINK, INC.
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Address of Principal Executive Office (Street and Number)

3015  Greene Street
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City, State and Zip Code  Hollywood, Florida 33020
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      [X]    |    (a)     The reasons described in reasonable detail in Part III
             |    of this form could not be eliminated without unreasonable
             |    effort or expense;
             |
             |    (b)     The subject annual report on Form 10-KSB, or portion
             |    thereof, will be filed on or before the fifteenth calendar
             |    day following the prescribed due date; and
             |
             |    (c)     The accountant's statement or other exhibit required
             |    by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     An extension of time to prepare and submit Registrant's Report on Form 10-KSB is being requested because the Company has terminated the employment of a number of employees who would prepare the Company's report. While new employees have been named to replace these terminated employees, the new employees could not prepare and file the Form 10-KSB without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

           Bob Binsky             954                 954-921-3870
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             (Name)           (Area Code)          (Telephone Number)

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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                  [X] Yes     [ ] No

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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes     [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      A Novo Broadband, Inc. (the "Company") reported loss before income taxes of approximately $55,000 for the year ended September 30, 2000. The Company currently anticipates reporting a loss before income taxes of approximately $3,507,000 for the year ended September 30, 2001. The main components contributing to the anticipated net loss for the year ended September 30, 2001 are (i) an increase in the cost of goods sold as a percentage of revenues from 64% to approximately 74% as a result of (x) an overall different mix of sources of revenues, and (y) a writedown of inventory related to the Company's refurbishment business (which is no longer the Company's primary business) in the approximate amount of $700,000, and (ii) an increase of approximately $4,100,000 in operating costs, a substantial portion of which is attributable to (x) the Company's increased capacity and (y) approximately $600,000 of one-time severance costs related to the termination of Company employees in September 2001.

      A Novo Broadband, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  December 31, 2001         By:      /s/ Bob Binsky
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                                               Bob Binsky
                                               Chief Development Officer

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